

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3561

December 2, 2008

Mr. Zenggang Wang
China 3C Group
368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

> **Re:** **China 3C Group**
> **Form 10-K**
> **Filed March 27, 2008**
> **File No. 000-28767**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1

1. We note your response to prior comment one from our letter dated September 12, 2008 and believe that additional discussion is warranted. In future Exchange Act filings, please clarify that you act as a reseller and generate approximately 100% of your revenues from the resale of third party products. Also, consider briefly describing the existing arrangements or agreements governing your relationships with product suppliers, clarifying any material terms of material reseller relationships. Confirm that you will include such disclosure in future filings, and please provide a description of it in your response letter.

Item 7 – Management's Discussion and Analysis

Results of Operations, page 18

2.   Considering your response to our prior comment 17 relating to your identification of four operating segments with differing gross profit margins, products and operations, please revise your disclosure for each period presented to describe and quantify underlying material activities that generate variances in the operations of each segment. These disclosures should enhance, but not duplicate, disclosure regarding your consolidated financial statements to provide a reader with an understanding of how each segment impacts your overall results of operations. For additional guidance, see SEC Release No. 33-8350.

Retail Locations, page 21

3.   We note your response to our prior comment five and the related revisions to your filing. However, your revised disclosure does not clearly explain how you treat new stores, relocated stores, changes in store square footage, and stores that were closed during the period in your definition of comparable stores. Please revise.

Item 9A(T) – Controls and Procedures, page 27

4.   Please tell us how the revisions to your filing in response to our previous comment letters, including your restatement, impacted your conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting. Your response should include a detailed discussion of the factors you considered in reaching your conclusions. Alternatively, you may amend your Form 10-K to revise your conclusions on the effectiveness of your disclosure controls and procedures and internal control over financial reporting. If you conclude that your disclosure controls and procedures and internal control over financial reporting were not effective, please disclose your plan to remedy the related deficiencies.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, F-1

5.   It appears that the report of your independent accountant should be re-dated or dual dated to reflect the revisions that were made to footnotes two and fifteen. Please advise your accountant to revise their report accordingly or provide us with a detailed discussion as to why you do not believe that revisions are required. Refer to AU Section 530.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, F-12

6.   We note your revisions to your revenue recognition policy. In regards to your
        wholesale revenues, please revise your revenue recognition policy to disclose the
        nature and amounts of revenue dilution (e.g., from product returns, inventory
        credits, discounts for early payment, credits for product obsolescence, and other
        allowances). Your accounting policy should explain how you assess returns of
        products, levels of inventory in the distribution channel, product obsolescence,
        and expected introductions of new products that may result in larger than
        expected returns of current products. Discuss to what extent you consider
        information from external sources (e.g., end-customer demand, third-party market
        research data) to assist you in such critical estimates. In addition, disclose and
        discuss any sales made to customers wherein such sales are as a result of
        incentives or in excess of the customer's ordinary course of business inventory
        level.

7.   In connection with the comment above, we note your disclosure on page 2 that
        ZYX allows products to be returned and exchanged within seven days in
        accordance with China state regulations. Yet, your disclosure on page 25 states
        that customers only have a right of return if products are damaged. Please
        reconcile these statements.

Notes to Consolidated Financial Statements

Note 15 – Segment Information, F-23

8.   We note your response to our prior comment 17 and the related revision to your
        filing. As it relates to the omission of the disclosures required by SFAS 131 from
        your previous filings, please file an Item 4.02 Form 8-K disclosing the
        restatement of your financial statements as soon as possible or tell us why you
        believe that an Item 4.02 Form 8-K is not required. Refer to Section Four of
        Form 8-K.

Form 10-Q for the Quarter Ended September 30, 2008

Liquidity and Capital Resources, page 20

9.   We note your liquidity discussion simply recites information presented on your
        statement of cash flows (i.e. total cash flows for operating, investing and
        financing activities). We partially reissue comment six from our letter dated May
        8, 2008. Please revise your disclosures to include an analysis of the components
        of the statements of cash flows (i.e. operating, investing, and financing activities)
        that explains the material period-to-period variations in material line items (e.g.

provide an explanation of the significant change in your inventory, accounts receivable, accounts payable and accrued liabilities, etc.) for each period presented. Refer to Article 303(b) of Regulation S-K.

10.   In connection with the comment above, we note your accounts receivable and inventory balances have significantly increased each period since December 31, 2007. In addition, it also appears that your accounts receivable and inventory turnover ratios continue to decline. Please revise your discussion to specifically discuss the factors that contributed to the increases in these balances as well as the corresponding decreases in your turnover ratios. Further, please tell us how the deterioration in your turnover rates have impacted your determination of both reserves for accounts receivable and inventory.

11.   In your news release dated October 24, 2008, as posted on your website (www.china3cgroup.com), we note your Chief Executive Officer made the following statement: "The management understands that the credit policies are getting tighter and business faces serious shortage of liquidity…" If the disclosed issue will have a material impact on income, liquidity or capital resources, please revise to describe the management's actions regarding this issue and quantify their effect, if practicable. Refer to the guidance of Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

Other Exchange Act Filings

12.   Please amend your other Exchange Act filings, as necessary, to reflect changes resulting from our comments. For example, please note (i) the additional disclosure provided regarding your major operating subsidiaries in response to our prior comment five and the interim disclosure requirements per paragraph 33 of SFAS 131 in response to our prior comment 17, (ii) enhanced discussion of segments in your management's discussion and analysis of financial condition and (iii) the impact of changes in your disclosures to your conclusions regarding the effectiveness of your disclosure controls and procedures.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or me at with any other questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Mitchell Nussbaum
Fax: (212) 504-3013